Exhibit 99.2

BROOKFIELD PROPERTY PARTNERS L.P.

SECOND AMENDMENT TO THE
THIRD AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Third Amended and Restated Master Services Agreement dated as of August 3, 2021 (the “Agreement”) between Brookfield Property Partners L.P. (the “Partnership”) and Brookfield Corporation (formerly known as Brookfield Asset Management Inc.), inter alias, is dated August 11, 2023. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the undersigned desire to amend the Agreement, with respect to the definition of Management Fee under the Agreement, as set out herein;

NOW THEREFORE,

1.	Amendment to Article 1

Section 1.1.41 is hereby deleted in its entirety and replaced with the following:

“Management Fee” means, with respect to any Quarter, an amount equal to the sum of (a) 0.2625% of the sum of the following amounts, if any, each of which shall be calculated by the BPY General Partner, acting reasonably, as of the last day of the Quarter immediately preceding such Quarter: (i) the Equity Attributable to Core Assets and (ii) the carrying value of the Outstanding non-voting common shares of CanHoldco and (b) any fees payable, which have not already been paid, by any member of the BPY Group in respect of such Quarter in connection with the commitment by the BPY Group to private real estate funds of any member of the Service Provider Group (or any Affiliate thereof) but for the election by the BPY Group for such fees to be added to the Management Fee, excluding any accrued fees that have not become due and payable (for greater certainty, such excluded accrued fees may include fees that are not yet subject to a capital call by the applicable private real estate fund), without duplication of the payment of any such fees;

2.	The amendment contained herein to Sections 1.1.41 will apply commencing January 1, 2023.

3.	This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

5.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of August 11, 2023.

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Managing Director, Legal & Regulatory

BROOKFIELD PROPERTY PARTNERS L.P.,

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner
By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD PROPERTY L.P.

By:	BROOKFIELD PROPERTY PARTNERS L.P., its managing general partner

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

[Second Amendment to Amended and Restated Master Services Agreement]

Brookfield Global Property Advisor Limited

By:	/s/ Philippa Elder
Name: Philippa Elder Title: Director

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Brett Fox
Name: Brett Fox Title: Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC
By:	/s/ Brett Fox
Name: Brett Fox Title: Managing Partner

BROOKFIELD PROPERTY GROUP (CANADA) L.P.,

By:	BPG MANAGER HOLDINGS GP ULC, its general partner
By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

[Second Amendment to Amended and Restated Master Services Agreement]

Brookfield Asset Management Services Srl

By:	/s/ Gregory McConnie
Name: Gregory McConnie Title: Manager

Brookfield Private Capital (DIFC) Limited

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Director

Brookfield Property Group Australia Pty Ltd.
By:	/s/ Mandy Chiang
Name: Mandy Chiang Title: Secretary

BROOKFIELD PROPERTIES RETAIL HOLDING LLC

By:	/s/ Brett Fox
Name: Brett Fox Title: Senior Vice President and Secretary

[Second Amendment to Amended and Restated Master Services Agreement]

BPR OP, LP

By:	BPR REAL ESTATE HOLDING II, LLC, its general partner

By:	/s/ Jack Kanter
Name: Jack Kanter Title: Secretary

BROOKFIELD BPY HOLDINGS INC.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Assistant Secretary

BPY BERMUDA HOLDINGS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS II LIMITED
By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD BPY PROPERTY HOLDINGS I LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

[Second Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD BPY PROPERTY HOLDINGS III LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President and Secretary

BROOKFIELD BPY RETAIL HOLDINGS I LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President

BPY BERMUDA HOLDINGS III LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD BPY RETAIL HOLDINGS II INC.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Assistant Secretary

BOP (GERMANY) HOLDINGS LTD.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

[Second Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

BROOKFIELD PROPERTY SPLIT CORP.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

BP US REIT LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President

BOP (USD) LTD.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

BOP (EUROPE) HOLDINGS LTD.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

[Second Amendment to Amended and Restated Master Services Agreement]

BOPA HOLDINGS LTD.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

BPY BERMUDA HOLDINGS IV LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS V LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS VI LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS VII LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

[Second Amendment to Amended and Restated Master Services Agreement]

BPR HOLDING REIT I LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President

BPY HOLDING REIT II LLC

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Senior Vice President

BROOKFIELD PROPERTIES (CANADA) INC.

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Vice President

BROOKFIELD BPY HOLDINGS (AUSTRALIA) ULC

By:	/s/ Michelle Seto
Name: Michelle Seto Title: Assistant Secretary

BOP AUSTRALIA PTY LTD, as trustee for and on behalf of BOPA TRUST

By:	/s/ Mandy Chiang
Name: Mandy Chiang Title: Secretary

[Second Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD PROPERTY PARTNERS (AUSTRALIA) PTY LIMITED, as trustee for and on behalf of BROOKFIELD BPY TRUST (AUSTRALIA)

By:	/s/ Mandy Chiang
Name: Mandy Chiang Title: Secretary

[Second Amendment to Amended and Restated Master Services Agreement]